[Form of Cover Letter to Employees Accompanying Exchange Offer Documents and to appear on the Qwest Communications International Inc. Human Resources Website]

October 31, 2001

Dear Fellow Qwest Employee:

I'm delighted to share good news with you today. As you know, it has been our policy at Qwest to distribute stock options to our employees as an incentive to return value to our shareholders for their investment. As our employees focus on meeting the needs of our customers, our company prospers, our shareholders benefit and so will our employees. Qwest is an entrepreneurial company and we want you to have a stake in our future success.

Because of a weakening economy and a bear market for stocks, especially in the telecom sector, many of the stock options held by our employees no longer provide the incentive that we intended when we granted them. With this in mind, our board of directors approved a voluntary stock option exchange offer. Under this program, you can exchange all or a portion of the stock options that you own that were granted by Qwest with an exercise price of $35 or more, subject to certain conditions.

As summarized below and detailed in the linked plan documents, in exchange for your eligible options, you will receive the same number of options based on our share price next June. The new options cannot be issued now because accounting rules would require us to take a charge against our earnings.

The last time you received options, we sent you all the option information you need to complete the election form. For your convenience, we will also send to you at the address we have for you an options statement showing the options that you may tender in the offer.

You do not have to accept the exchange offer. The exchange offer involves risks. Before you make any decisions, you should carefully review the risks and all the terms and conditions of the exchange offer that are contained in the exchange offer documents available on the Q at http://theq.qwest.net/departments/hr/index.html. [LINK TO INDEX OF EXCHANGE OFFER DOCUMENTS ON THE Q]

This stock option program is a legal matter that requires every eligible employee to receive or have access to detailed information that will help you make an informed decision. Please take the time to review the documents, including the Questions and Answers and program summaries on the Q. If you still have questions, you may call 866-437-0007.

If you want to take advantage of the exchange offer, you must complete and return the election form by 5:00 P.M. (MST) Friday, November 30, 2001. The election form, including instructions about how to return the form, is available on the Q at http://theq.qwest.net/departments/hr/electformq.html. [LINK TO QUESTION REGARDING ELECTION FORM IN EXCHANGE OFFER CIRCULAR] If you don't want to exchange your options, you don't need to do anything.

I want to highlight some of the important elements of the exchange offer:

o The offer is available only to full-time active employees (however, it is not available to occupational, union employees nor to the senior team).

o If you are an eligible employee and accept the exchange offer for any of your eligible options, you must exchange all of the other eligible options (whether or not vested) that are in the same option grant or grants after May 29, 2001, whether or not those options qualify as eligible options (your "recent options").

o Upon the exchange of the options, the options you have exchanged will terminate and be cancelled. They will not be reinstated even if you later change your mind.

o If you resign, quit, die or if your employment with the Company terminates for any reason whatsoever before we grant you the new options, or if you are on unpaid leave on that date, we will not grant you any new options and you will not have a right to any of your cancelled options that you exchanged.

o You cannot exchange options that you received as an employee of the former U S WEST, LCI or Icon CMT companies. Only options that we granted under Qwest's Equity Incentive Plan are eligible options.

We will grant new options to you on the "new option date" -which will be June 3, 2002 or, if we extend the exchange offer beyond November 30, 2001, a business day that is no earlier than six months and one day after your options are cancelled, as set by our board of directors. You must be an eligible employee through the new option date to receive the new options.

The new options:

o Will be for a number of shares equal to the number of shares subject to the eligible options and recent options that were cancelled in the exchange offer.

o Will have a per share exercise price equal to the closing market price of a share of our common stock on the new option date.

In addition, we expect that the new options:

o    Will have a new 10-year term beginning on the new option date.

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

o Will be subject to a new four-year vesting schedule, with one-fourth of the new options vesting on each of the first, second, third and fourth anniversaries of the new option date (subject, in each case, to your continued employment).

o Will have substantially the same other terms and conditions as the corresponding cancelled options.

After reading the stock exchange offer documents, you may review the answers to some commonly asked questions on the Q at http://theq.qwest.net/departments/hr/electquestions.html [LINK TO ELECTION FORM QUESTIONS AND ANSWERS], or you may contact us by e-mail at stockadmin2@qwest.com.

Although our board of directors approved the exchange offer, the board is not permitted to recommend whether or not you should accept the offer.

You are solely responsible for deciding whether to participate and for making sure that you properly complete your election form and that we receive it before 5:00 P.M. (MST) Friday, November 30, 2001. Make sure that you allow enough time before the deadline to ensure that we receive your election form. If we do not receive your election form until after the deadline or you did not properly complete the election form, your election form will be rejected and you will not be able to exchange any of your options.

Please go to the following Web site to access the exchange offer documents on the Q.

Offering Circular (this explains the terms of the program):
http://theq.qwest.net/departments/hr/circular.pdf [LINK TO EXCHANGE OFFER CIRCULAR]

Election Form and Release Agreement:
http://theq.qwest.net/departments/hr/electform.pdf [LINK TO ELECTION FORM]

We are pleased to offer you the opportunity to participate in this program. I encourage you to learn all you can about it, consider it carefully, and make a decision that is right for you.

Sincerely,



Joe Nacchio


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